News Release

Alexco Releases Initial Production Results for Bellekeno Mine;
On Track for 2011 Silver Production of 2.8 Million Ounces

May 3, 2011 -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) today reported the first full quarter production results from its newly commissioned Bellekeno mine and mill in the Keno Hill Silver District, Yukon.

First Quarter Highlights

  Silver Production of 447,524 ounces
  Lead Production of 3,682,304 pounds
  Zinc Production of 1,334,144 pounds

As planned, production activity at the Bellekeno mine during the first three months of calendar 2011 included optimization of the mill circuit using a blended ore feed from both underground mining and stockpile inventories to stabilize the ore feed grade and character. This managed ore feed approach to initial production at the Bellekeno mill has resulted in increased metal recoveries and higher values for initial concentrate shipments. Alexco President and Chief Executive Officer Clynt Nauman said, “The mine and mill crews have done an outstanding job in challenging weather conditions to bring our Keno Hill Silver District back into production after twenty years of dormancy.”

Processed ore for the quarter was 18,050 tonnes at a grade of 829 grams per tonne silver, 10.0% lead and 5.0% zinc. Mine production during the same period was 16,461 tonnes at an average grade of 1,062 grams per tonne silver, 12.5% Pb and 7.1% zinc. Metallurgical recoveries for silver, lead and zinc were 93%, 90% and 56% respectively, with 90% of the silver reporting to the lead concentrate.

Nauman said, “We have some remaining mill modifications and production efficiencies to implement, and we are confident that as a result of those improvements, the daily throughput of the mine and mill will systematically continue to increase. We are maintaining our current guidance for calendar year 2011 production of 2.8 million ounces of silver.”

Average mill throughput during the quarter was 201 tonnes per day (tpd), with daily throughputs as high as 320 tpd. Once the initial ramp up phase is completed, the average daily throughput is anticipated to increase beyond 250 tpd and ultimately to be in the range of 350 to 400 tpd. The lower average daily throughput for the quarter was a result of intermittent interruption of processing for mechanical modifications of the mill circuit, coupled with the normal challenges of ramping up a new mill during a winter quarter. By the end of the quarter, average mill availability was greater than 90%. Mechanical optimization of pumping and piping circuits will continue in the second quarter of calendar 2011, with focus on the grinding/classification balance as well as additional work to improve zinc recovery.

Head Office	T.604 633 4888
Alexco Resource Corp.	F.604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

There was considerable stockpiled ore available in the first quarter of calendar 2011, allowing for additional mine development totaling 244 meters at Bellekeno. Some of this development is in preparation for local mechanized long-hole stoping, an efficient mining method not previously tried at Keno Hill. Overall, mine operations in the first quarter of calendar 2011 generally maintained pace with processing activity while ending the quarter with a broken ore stockpile of approximately 9,500 tonnes.

Total silver production to date from Bellekeno, including results from commissioning during the fourth calendar quarter of 2010, is 573,541 ounces.

The scientific and technical information about mine development and operations at the Bellekeno project on which this news release has been based was prepared by or under the supervision of Thomas Fudge, P.E., Senior Vice President, Engineering and Corporate Development for Alexco. Mr. Fudge has reviewed this news release, and is a Qualified Person as defined by National Instrument 43-101 -

Standards of Disclosure for Mineral Projects.

Release of Financial Results for Third Fiscal Quarter

Alexco plans to release financial results for the quarter on Thursday, May 12, 2011, after market close. An audio webcast conference call will be held to discuss these results at 11 a.m. Eastern (8 a.m. Pacific) on Friday, May 13, 2011. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-877-407-8031
Dial from outside Canada or the US:	1-201-689-8031
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call.

The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com. Through May 18, 2011, a replay of the call will be available by telephone at the following:

Dial toll free from Canada or the US:	1-877-660-6853
Dial from outside Canada or the US:	1-201-612-7415
Replay Passcodes:	Account #286, Conference ID #372262

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill Silver District is the second-largest historical silver producer in Canada.

About Alexco

Alexco is first and foremost a silver mining company, whose business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company’s core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development of new mining opportunities. Alexco’s Bellekeno mine is the only primary silver mine in Canada.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Some statements in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration and development activities; actual results of mining activities; actual results of consulting activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices.